Filed by Cole Credit Property Trust II, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Spirit Realty Capital, Inc.

Registration Statement No. 333-187122

ATTENTION ADVISOR Our records show you currently have one or more clients invested in Cole Credit Property Trust II, Inc. (“CCPT II”). We are writing to inform you of the upcoming 2013 annual meeting of shareholders where shareholders will consider the proposed merger between CCPT II and Spirit Realty Capital, Inc. (“SRC”), among other matters, and any actions you may need to take. GET THE VOTE! Over the next few weeks, your clients will receive a proxy information packet providing them the details of the proposed merger and asking them to vote on the merger and the other proposals to be presented at the annual meeting of shareholders. The shareholders will have multiple ways to vote, including returning the proxy card, voting online or by telephone. If we do not hear from the shareholders, we will commence with a follow-up call campaign beginning in late April, so please encourage your clients to vote! ACTION ENCOURAGE YOUR CLIENTS TO VOTE See “Please Vote” Flyer CHOOSE AN OPTION

SRC has chosen American Stock Transfer & Trust Company, LLC (“AST”) as their post-merger transfer agent. Should the merger be approved, CCPT II shareholders will be serviced by this new transfer agent post-merger. What Does This Mean For Shareholders?

Shareholders will have the option to:

STAY THE COURSE CONVERT THE ACCOUNT

(which will result in their account being held directly at AST) (convert their shares into a brokerage account)

Shareholders will not be charged any fee for maintaining accounts at the new transfer agent.

Your brokerage firm and/or custodian will provide the necessary forms or you may provide your broker with a copy of your AST statement to initiate a Direct Registration System (“DRS”) share transfer.

Shareholders will continue to receive periodic dividend payments, if, as and when declared by the board of directors of the combined corporation. Shares are typically moved using DRS which can be a multi-business day process.

Shareholders can access their account online or over the phone and make changes and updates as needed. AST will not charge the individual a fee for a DRS share transfer.

What is on the horizon? If the proposed merger is approved, we will send to you a follow-up letter with more detailed instructions of what to expect and specific next steps. TIMELINE OF UPCOMING EVENTS

On or about April 7th April 18th May 6th June 12th

Proxy materials delivered to shareholders via mail or email. Proxy call campaign to those who have not voted. Proxy re-mailed to those who have not voted. CCPT II Shareholder Meeting

If you have any questions, please contact the Cole Sales Desk at 1-866-341-2653. COLE REAL ESTATE INVESTMENTS

1.866.341.2653 | WWW.COLECAPITAL.COM 2325 EAST CAMELBACK ROAD, SUITE 1100 | PHOENIX, ARIZONA 85016

Additional Information and Where to Find It

This document is not a substitute for the Registration Statement on Form S-4 (File No. 333-187122) that CCPT II filed with the SEC in connection with the proposed merger with SRC, or the definitive joint proxy statement/prospectus sent to security holders of CCPT II and SRC on or about April 2, 2013 seeking their approval of the proposed merger. INVESTORS AND SECURITY HOLDERS OF CCPT II AND SRC ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED APRIL 2, 2013, WHICH WAS SENT TO SECURITY HOLDERS OF CCPT II AND SRC ON OR ABOUT APRIL 2, 2013, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by CCPT II and SRC with the SEC at the SEC’s web site at www.sec.gov. Copies of the documents filed by CCPT II with the SEC will be available free of charge by directing a written request to Cole Credit Property Trust II, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations. Copies of the documents filed by SRC with the SEC will be available free of charge on SRC’s website at www.spiritrealty.com or by directing a written request to Spirit Realty Capital, Inc., 16767 North Perimeter Drive, Suite 210, Scottsdale, Arizona 85260, Attention: Investor Relations.

Participants in the Solicitation

CCPT II and SRC and their respective directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from CCPT II’s stockholders and SRC’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is available in the joint proxy statement/prospectus filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.